SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of April 8, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

For immediate release 8 April 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

In compliance with Section 329 of the Companies Act 1985 and Chapter 16, paragraph 13 of the Listing Rules. we hereby notify you that on 5 April 2002 the following director of Schroder Ventures International Investment Trust plc was granted options giving him the right to acquire the numbers of ordinary shares in Schroder Ventures International Investment Trust plc set out below under the Rules of the Company's Executive Share Option Plan 2001:

Nick Ferguson	404,484

The options were granted at a price of £3.345 per share and are not normally exercisable for three years and then only if the applicable performance targets have been met.

For further information, please contact:

Schroder Ventures International Investment Trust plc
John McLachlan/Nick Ferguson 020 7010 8911

Schroder Ventures (London) Limited
Alice Todhunter 020 7010 8925

GCI Financial
Emily Morris 020 7072 4226

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 8 April 2002

By: ....

For and on behalf of Schroder Investment Management Limited, Secretaries